Exhibit 99.1

Momo Announces Unaudited Financial Results for the Second Quarter of 2019

BEIJING, CHINA, August 27, 2019 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the second quarter of 2019.

Second Quarter of 2019 Highlights

•	Net revenues increased by 32% year over year to RMB4,152.6 million (US$604.9 million*) in the second quarter of 2019.

•

Net income attributable to Momo Inc. decreased to RMB731.8 million (US$106.6 million) in the second quarter of 2019 from RMB750.2 million in the same period of 2018. We recognized a total share-based compensation expense of RMB482.5 million (US$70.3 million) in the second quarter of 2019 including a share-based compensation expense of RMB323.7 million (US$47.1 million) regarding certain share options granted to the founders of Tantan Limited (“Tantan”), while the total share-based compensation expense recognized in the same period of 2018 was only RMB134.2 million. In August 2018, Tantan Limited granted 3,578,205 share options to its founders. The share options included a performance condition in which the founders have the right to receive fully vested options immediately upon achieving certain performance condition. During the second quarter of 2019, the performance condition was met and accordingly, we recognized a share-based compensation expense of RMB323.7 million (US$47.1 million) related to those options.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased to RMB1,242.5 million (US$181.0 million) in the second quarter of 2019, from RMB893.2 million in the same period of 2018.

•	Diluted net income per American Depositary Share (“ADS”) was RMB3.33 (US$0.49) in the second quarter of 2019, compared to RMB3.55 in the same period of 2018.

•	Non-GAAP diluted net income per ADS (note 1) was RMB5.60 (US$0.82) in the second quarter of 2019, compared to RMB4.22 in the same period of 2018.

•	Monthly Active Users (“MAU”) on Momo application were 113.5 million in June 2019, compared to 108.0 million in June 2018.

•

Total paying users of our live video service and value-added service, without double counting the overlap, including 3.2 million paying users of Tantan, were 11.8 million for the second quarter of 2019, compared to 11.6 million for the second quarter of 2018, which included 3.1 million paying users of Tantan in June 2018 .

Recent Development

Tantan’s download and payment services were fully restored by July 15, 2019. As of August 25, 2019, the number of paying users of Tantan was 4.1 million.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.865 to US$1.00, the effective noon buying rate for June 28, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

First Half of 2019 Highlights

•	Net revenues increased 33% year over year to RMB7,875.5 million (US$1,147.2 million) for the first half of 2019.

•	Net income attributable to Momo Inc. was RMB1,021.1 million (US$148.7 million) for the first half of 2019, compared with RMB1,575.4 million during the same period of 2018.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was RMB2,152.8 million (US$313.6 million) for the first half of 2019, compared with RMB1,797.0 million during the same period of 2018.

•	Diluted net income per ADS was RMB4.71 (US$0.69) for the first half of 2019, compared with RMB7.52 during the same period of 2018.

•	Non-GAAP diluted net income per ADS (note 1) was RMB9.75 (US$1.42) for the first half of 2019, compared with RMB8.58 during the same period of 2018.

“The second quarter of 2019 was a good quarter. We continued to deliver strong financial results and make progress across all of our strategic priorities,” commented Yan Tang, Chairman and CEO of Momo. “Since the full restoration of its download and payment service in mid-July, Tantan has been recovering with robust momentum across different user and revenue metrics. It demonstrated the strong demand for online dating service in China and Tantan’s unique position in this sector. We expect Tantan to become an important driver of the company’s growth in the coming few years.”

Second Quarter of 2019 Financial Results

Net revenues

Total net revenues were RMB4,152.6 million (US$604.9 million) in the second quarter of 2019, an increase of 32% from RMB3,152.5 million in the second quarter of 2018.

Live video service revenues were RMB3,099.9 million (US$451.5 million) in the second quarter of 2019, an increase of 18% from RMB2,620.9 million during the same period of 2018. The growth in live video revenues was contributed by the increase in quarterly paying users, as well as the increase in average revenues per paying user per quarter.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. The total value-added service revenues were RMB948.4 million (US$138.1 million) in the second quarter of 2019, an increase of 169% from RMB352.6 million during the same period of 2018. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by more paying scenarios introduced to enhance the social experience of Momo users, and the consolidation of Tantan’s membership subscription revenues for the whole second quarter of 2019, compared to the single month of June 2018 in the second quarter of 2018.

Mobile marketing revenues were RMB76.2 million (US$11.1 million) in the second quarter of 2019, a decrease of 46% from RMB142.0 million during the same period of 2018. The decrease in mobile marketing revenues was due to the decrease in advertisement properties on Momo’s platform resulting from the suspension of certain user posting functions.

Mobile games revenues were RMB23.2 million (US$3.4 million) in the second quarter of 2019, a decrease of 33% from RMB34.8 million in the second quarter of 2018. The decrease in mobile game revenues was mainly due to the continued decrease in quarterly paying users of mobile games.

Net revenues from Momo segment increased from RMB3,119.8 million in the second quarter of 2018 to RMB3,865.4 million (US$563.1 million) in the second quarter of 2019, primarily driven by the significant increase in net revenues from live video service and value-added service. Net revenues from Tantan segment increased from RMB31.0 million in the second quarter of 2018 to RMB284.8 million (US$41.5million) in the second quarter of 2019, which mainly included value-added service revenues. Tantan segment has been consolidated since June 2018.

Cost and expenses

Cost and expenses were RMB3,386.8 million (US$493.3 million) in the second quarter of 2019, an increase of 44% from RMB2,356.8 million in the second quarter of 2018. The increase was primarily attributable to: (a) an increase in personnel related costs including share-based compensation expenses, especially the share-based compensation expenses of RMB323.7 million (US$47.1 million) charged related to the options granted to Tantan’s founders and the Company’s rapidly expanding talent pool; (b) an increase in revenue sharing with broadcasters related to our live video service and virtual gift recipients; (c) an increase in marketing and promotional expenses to attract users and promote our live video services; (d) an increase in infrastructure-related spending, such as bandwidth costs and server depreciation costs, driven by more functions introduced on Momo’s platform. The increase was partially offset by a decrease in production cost in connection with television program.

Non-GAAP cost and expenses (note 1) were RMB2,866.7 million (US$417.6 million) in the second quarter of 2019, an increase of 30% from RMB2,210.9 million during the same period of 2018.

Other operating income

Other operating income was RMB161.9 million (US$23.6 million) in the second quarter of 2019, a significant increase from RMB100.1 million during the second quarter of 2018. The increase was mainly due to more government incentives received in the second quarter of 2019.

Income from operations

Income from operations was RMB927.7 million (US$135.1 million) in the second quarter of 2019, compared to RMB895.8 million during the same period of 2018. Income from operations of Momo segment was RMB1,354.4 million (US$197.3 million) in the second quarter of 2019, increasing from RMB1,159.3 million in the second quarter of 2018. Loss from operations of Tantan segment was RMB431.4 million (US$62.8 million) in the second quarter of 2019, compared to loss from operations of RMB97.8 million in the second quarter of 2018. Tantan segment has been consolidated since June 2018.

Non-GAAP income from operations (note 1) was RMB1,447.9 million (US$210.9 million) in the second quarter of 2019, compared to RMB1,041.7 million during the same period of 2018. Non-GAAP income from operations of Momo segment was RMB1,488.5 million (US$216.8 million) in the second quarter of 2019, increasing from RMB1,258.9 million in the second quarter of 2018. Non-GAAP loss from operations of Tantan segment was RMB47.9 million (US$7.0 million) in the second quarter of 2019, compared to non-GAAP loss from operations of RMB51.5 million in the second quarter of 2018. Tantan segment has been consolidated since June 2018.

Income tax expenses

Income tax expenses were RMB283.9 million (US$41.4 million) in the second quarter of 2019, increasing from RMB198.6 million in the second quarter of 2018. The increase was mainly because we generated higher profit in the second quarter of 2019.

Net income

Net income was RMB731.1 million (US$106.5 million) in the second quarter of 2019, compared to RMB748.1 million during the same period of 2018. Net income from Momo segment was RMB1,149.5 million (US$167.4 million) in the second quarter of 2019, increasing from RMB1,008.6 million in the second quarter of 2018. Net loss from Tantan segment was RMB423.2 million (US$61.6 million) in the second quarter of 2019, compared to net loss of RMB94.8 million in the second quarter of 2018, which was mainly due to the share-based compensation expenses of RMB323.7 million (US$47.1 million) charged related to the options granted to Tantan’s founders. Tantan segment has been consolidated since June 2018.

Non-GAAP net income (note 1) was RMB1,241.8 million (US$180.9 million) in the second quarter of 2019, compared to RMB891.0 million during the same period of 2018. Non-GAAP net income from Momo segment was RMB1,283.6 million (US$187.0 million) in the second quarter of 2019, increasing from RMB1,108.2 million in the second quarter of 2018. Non-GAAP net loss of Tantan segment was RMB49.1 million (US$7.1 million) in the second quarter of 2019, compared to non-GAAP net loss of RMB51.4 million in the second quarter of 2018. Tantan segment has been consolidated since June 2018.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was RMB731.8 million (US$106.6 million) in the second quarter of 2019, compared to RMB750.2 million during the same period of 2018.

Non-GAAP net income (note 1) attributable to Momo Inc. was RMB1,242.5 million (US$181.0 million) in the second quarter of 2019, compared to RMB893.2 million during the same period of 2018.

Net income per ADS

Diluted net income per ADS was RMB3.33 (US$0.49) in the second quarter of 2019, compared to RMB3.55 in the second quarter of 2018.

Non-GAAP diluted net income per ADS (note 1) was RMB5.60 (US$0.82) in the second quarter of 2019, compared to RMB4.22 in the second quarter of 2018.

Cash and cash flow

As of June 30, 2019, Momo’s cash, cash equivalents, term deposits and short-term investment totaled RMB12,489.8 million (US$1,819.4 million), compared to RMB11,292.6 million as of December 31, 2018. Net cash provided by operating activities in the second quarter of 2019 was RMB1,422.0 million (US$207.1 million), compared to RMB992.4 million in the second quarter of 2018.

First Half of 2019 Financial Results

Net revenues for the first half of 2019 were RMB7,875.5 million (US$1,147.2 million), an increase of 33% from RMB5,916.9 million in the same period of 2018, primarily driven by the significant increase in net revenues from live video service and value-added service.

Net income attributable to Momo Inc. was RMB1,021.1 million (US$148.7 million) for the first half of 2019, compared to RMB1,575.4 million during the same period of 2018.

Non-GAAP net income attributable to Momo Inc. (note 1) was RMB2,152.8 million (US$313.6 million) for the first half of 2019, compared to RMB1,797.0 million during the same period of 2018.

Diluted net income per ADS was RMB4.71 (US$0.69) during the first half of 2019, compared to RMB7.52 in the same period of 2018.

Non-GAAP diluted net income per ADS (note 1) was RMB9.75 (US$1.42) during the first half of 2019, compared to RMB8.58 in the same period of 2018.

Net cash provided by operating activities was RMB2,597.9 million (US$378.4 million) during the first half of 2019, compared to RMB1,817.9 million in the same period of 2018.

Business Outlook

For the third quarter of 2019, the Company expects total net revenues to be between RMB4.25 billion to RMB4.35 billion, representing an increase of 17% to 19% year over year. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Momo Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, August 27, 2019, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on August 27, 2019).

Dial-in details for the earnings conference call are as follows:

International: +65-6713-5090

U.S. Toll Free: +1-866-519-4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Passcode: Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, September 4, 2019. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 8558826

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. In addition, in May 2018, Momo completed its acquisition of Tantan, a leading social and dating app for the younger generation. Tantan, whose primary users consist of young Chinese singles, is designed to help its users find and establish romantic connections, as well as meet interesting people.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the third quarter of 2019.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2019 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the third quarter of 2019 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months			First half year
	ended June 30			ended June 30
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	2,620,924	3,099,887	451,549	4,981,038	5,789,300	843,307
Value-added service	352,583	948,394	138,149	587,587	1,852,243	269,810
Mobile marketing	141,984	76,208	11,101	260,842	156,937	22,860
Mobile games	34,782	23,240	3,385	77,010	62,248	9,067
Other services	2,258	4,901	715	10,430	14,821	2,159

Total net revenues	3,152,531	4,152,630	604,899	5,916,907	7,875,549	1,147,203

Cost and expenses:
Cost of revenues	(1,720,340)	(2,063,863)	(300,636)	(3,051,980)	(3,937,437)	(573,552)
Research and development	(160,097)	(251,658)	(36,658)	(271,483)	(501,089)	(72,992)
Sales and marketing	(348,722)	(570,609)	(83,119)	(630,430)	(1,194,457)	(173,992)
General and administrative	(127,665)	(500,660)	(72,929)	(237,134)	(1,103,256)	(160,707)

Total cost and expenses	(2,356,824)	(3,386,790)	(493,342)	(4,191,027)	(6,736,239)	(981,243)
Other operating income	100,075	161,901	23,584	106,979	172,855	25,179

Income from operations	895,782	927,741	135,141	1,832,859	1,312,165	191,139
Interest income	52,547	100,175	14,592	100,452	193,953	28,252
Interest expense	(12,436)	(19,315)	(2,814)	(12,436)	(38,304)	(5,580)
Impairment loss on long-term investments	—	—	—	—	(4,500)	(655)

Income before income tax and share of income on equity method investments	935,893	1,008,601	146,919	1,920,875	1,463,314	213,156
Income tax expenses	(198,605)	(283,868)	(41,350)	(369,534)	(447,519)	(65,188)

Income before share of income on equity method investments	737,288	724,733	105,569	1,551,341	1,015,795	147,968
Share of income on equity method investments	10,789	6,375	929	18,915	1,871	273

Net income	748,077	731,108	106,498	1,570,256	1,017,666	148,241

Less: net loss attributable to non-controlling interest	(2,167)	(669)	(97)	(5,143)	(3,428)	(499)

Net income attributable to Momo Inc.	750,244	731,777	106,595	1,575,399	1,021,094	148,740

Net income per share attributable to ordinary shareholders
Basic	1.85	1.76	0.26	3.92	2.46	0.36
Diluted	1.77	1.67	0.24	3.76	2.36	0.34
Weighted average shares used in calculating net income per ordinary share
Basic	405,737,852	414,769,943	414,769,943	402,388,870	414,370,874	414,370,874
Diluted	423,089,714	450,480,301	450,480,301	419,086,110	449,410,610	449,410,610

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			First half year
	ended June 30			ended June 30
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net income	748,077	731,108	106,498	1,570,256	1,017,666	148,241
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	156,015	40,899	5,958	67,722	(32,082)	(4,673)

Comprehensive income	904,092	772,007	112,456	1,637,978	985,584	143,568
Less: comprehensive (loss) income attributed to the non-controlling interest	(1,061)	2,271	331	(4,037)	(2,963)	(432)

Comprehensive income attributable to Momo Inc.	905,153	769,736	112,125	1,642,015	988,547	144,000

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31 2018 RMB	June 30 2019 RMB	June 30 2019 US$
Assets
Current assets
Cash and cash equivalents	2,468,034	1,735,743	252,839
Term deposits	8,824,610	10,664,100	1,553,401
Short-term investment	—	90,000	13,110
Accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB9,309 as of December 31, 2018 and June 30, 2019, respectively	719,606	275,171	40,083
Amounts due from a related party	—	271	39
Prepaid expenses and other current assets	620,979	627,007	91,333

Total current assets	12,633,229	13,392,292	1,950,805
Property and equipment, net	387,532	368,503	53,679
Intangible assets	1,036,986	956,954	139,396
Rental deposits	24,192	26,586	3,873
Long-term investments	447,465	476,836	69,459
Deferred tax assets	57,786	31,679	4,615
Other non-current assets	71,519	18,768	2,734
Right-of-use assets, net[1]	—	194,126	28,278
Goodwill	4,306,829	4,300,285	626,407

Total assets	18,965,538	19,766,029	2,879,246

Liabilities and equity
Current liabilities
Accounts payable	718,362	778,682	113,427
Deferred revenue	441,892	411,970	60,011
Accrued expenses and other current liabilities	846,710	672,261	97,925
Amount due to related parties	82,948	39,921	5,815
Income tax payable	137,090	130,103	18,952
Lease liabilities due within one year[1]	—	103,648	15,098
Deferred consideration in connection with business acquisitions	469,274	83,916	12,224

Total current liabilities	2,696,276	2,220,501	323,452
Deferred tax liabilities	259,247	239,238	34,849
Convertible senior notes	4,877,116	4,877,214	710,446
Share-based compensation liability	86,767	887,511	129,281
Lease liabilities[1]	—	85,582	12,466
Other non-current liabilities	23,273	29,795	4,340

Total liabilities	7,942,679	8,339,841	1,214,834
Shareholder’s equity (i)	11,022,859	11,426,188	1,664,412

Total liabilities and shareholder’s equity	18,965,538	19,766,029	2,879,246

(i): As of June 30, 2019, the number of ordinary shares issued and outstanding was 415,264,580.

[1]	On January 1, 2019, the Company adopted ASU 2016-02, the new lease standard, using the modified retrospective basis and did not restate comparative periods.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months			First half year
	ended June 30			ended June 30
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	748,077	731,108	106,498	1,570,256	1,017,666	148,241
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	35,110	48,236	7,026	66,582	96,636	14,077
Amortization of intangible assets	13,145	39,020	5,684	14,578	77,615	11,306
Share-based compensation	134,177	482,537	70,290	212,841	1,075,611	156,680
Share of income on equity method investments	(10,789)	(6,375)	(929)	(18,915)	(1,871)	(273)
Impairment loss on long-term investments	—	—	—	—	4,500	655
Loss (income) on disposal of property and equipment	—	(338)	(49)	2	(334)	(49)
Provision of allowance for doubtful accounts	(585)	9,309	1,356	(585)	9,309	1,356
Changes in operating assets and liabilities:
Accounts receivable	11,112	25,712	3,745	64,344	435,126	63,383
Prepaid expenses and other current assets	33,204	19,385	2,824	89,691	1,196	174
Amount due from related parties	27,452	(271)	(39)	20,028	(271)	(39)
Rental deposits	486	(1,078)	(157)	822	(2,395)	(349)
Deferred tax assets	20,606	570	83	28,571	26,107	3,803
Other non-current assets	(26,670)	(18,796)	(2,738)	(38,194)	12,643	1,842
Accounts payable	37,339	55,573	8,095	93,698	88,088	12,831
Income tax payable	(38,795)	64,570	9,406	(103,161)	(6,988)	(1,018)
Deferred revenue	(25,729)	(48,764)	(7,103)	(59,320)	(29,922)	(4,359)
Accrued expenses and other current liabilities	38,250	43,872	6,391	(130,853)	(141,623)	(20,630)
Amount due to related parties	451	(16,752)	(2,440)	419	(42,717)	(6,222)
Deferred tax liability	(3,286)	(9,755)	(1,421)	(3,644)	(25,297)	(3,685)
Other non-current liabilities	(1,160)	4,201	612	10,691	4,794	698

Net cash provided by operating activities	992,395	1,421,964	207,134	1,817,851	2,597,873	378,422
Cash flows from investing activities:
Purchase of property and equipment	(25,938)	(41,682)	(6,072)	(90,201)	(94,480)	(13,763)
Proceeds from disposal of property and equipment	1	505	75	10	510	75
Payment for long-term investments	(50,125)	(12,000)	(1,748)	(54,125)	(24,000)	(3,496)
Prepayment of long-term investments	—	(15,000)	(2,185)	(47,000)	(15,000)	(2,185)
Payment for business acquisition, net of cash acquired	(1,818,146)	(73,681)	(10,733)	(3,278,209)	(378,748)	(55,171)
Purchase of term deposits	(3,932,638)	(6,230,000)	(907,502)	(7,569,230)	(9,715,005)	(1,415,150)
Cash received on maturity of term deposits	4,839,433	4,860,025	707,942	7,222,393	7,865,030	1,145,671
Payment for short-term investments	—	(40,000)	(5,827)	—	(250,000)	(36,417)
Cash received from sales of short-term investment	—	60,000	8,740	10,500	160,000	23,307

Net cash used in investing activities	(987,413)	(1,491,833)	(217,310)	(3,805,862)	(2,451,693)	(357,129)
Cash flows from financing activities:
Proceeds from exercise of options	55	32	5	2,492	115	17
Deferred payment of purchase of property and equipment	(1,078)	—	—	(8,405)	(94)	(14)
Dividends payment	—	(877,346)	(127,800)	—	(877,346)	(127,800)
Proceeds from bank loan	1,913,190	—	—	1,913,190	—	—

Net cash provided by (used in) financing activities	1,912,167	(877,314)	(127,795)	1,907,277	(877,325)	(127,797)
Effect of exchange rate changes	23,222	4,584	665	8,286	(1,146)	(167)

Net increase (decrease) in cash, cash equivalents, and restricted cash	1,940,371	(942,599)	(137,306)	(72,448)	(732,291)	(106,671)
Cash, cash equivalents, and restricted cash at beginning of period	2,449,375	2,678,342	390,145	4,462,194	2,468,034	359,510

Cash, cash equivalents, and restricted cash at end of period	4,389,746	1,735,743	252,839	4,389,746	1,735,743	252,839

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.     Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months ended June 30, 2018					Three months ended June 30, 2019					Three months ended June 30, 2019
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(1,720,340)	5,682	7,246	—	(1,707,412)	(2,063,863)	18,227	5,447	—	(2,040,189)	(300,636)	2,656	793	—	(297,187)
Research and development	(160,097)	721	43,313	—	(116,063)	(251,658)	2,315	44,523	—	(204,820)	(36,658)	337	6,486	—	(29,835)
Sales and marketing	(348,722)	5,312	34,552	—	(308,858)	(570,609)	17,045	51,293	—	(502,271)	(83,119)	2,483	7,472	—	(73,164)
General and administrative	(127,665)	—	49,066	—	(78,599)	(500,660)	—	381,274	—	(119,386)	(72,929)	—	55,539	—	(17,390)

Cost and operating expenses	(2,356,824)	11,715	134,177	—	(2,210,932)	(3,386,790)	37,587	482,537	—	(2,866,666)	(493,342)	5,476	70,290	—	(417,576)
Income from operations	895,782	11,715	134,177	—	1,041,674	927,741	37,587	482,537	—	1,447,865	135,141	5,476	70,290	—	210,907
Net income attributable to Momo Inc.	750,244	11,715	134,177	(2,927)	893,209	731,777	37,587	482,537	(9,397)	1,242,504	106,595	5,476	70,290	(1,369)	180,992

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First half year ended June 30, 2018					First half year ended June 30, 2019					First half year ended June 30, 2019
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(3,051,980)	5,682	10,283	—	(3,036,015)	(3,937,437)	36,248	9,633	—	(3,891,556)	(573,552)	5,280	1,403	—	(566,869)
Research and development	(271,483)	721	59,672	—	(211,090)	(501,089)	4,604	84,253	—	(412,232)	(72,992)	671	12,273	—	(60,048)
Sales and marketing	(630,430)	5,312	55,460	—	(569,658)	(1,194,457)	33,898	90,745	—	(1,069,814)	(173,992)	4,938	13,218	—	(155,836)
General and administrative	(237,134)	—	87,426	—	(149,708)	(1,103,256)	—	890,980	—	(212,276)	(160,707)	—	129,786	—	(30,921)

Cost and operating expenses	(4,191,027)	11,715	212,841	—	(3,966,471)	(6,736,239)	74,750	1,075,611	—	(5,585,878)	(981,243)	10,889	156,680	—	(813,674)
Income from operations	1,832,859	11,715	212,841	—	2,057,415	1,312,165	74,750	1,075,611	—	2,462,526	191,139	10,889	156,680	—	358,708
Net income attributable to Momo Inc.	1,575,399	11,715	212,841	(2,927)	1,797,028	1,021,094	74,750	1,075,611	(18,688)	2,152,767	148,740	10,889	156,680	(2,723)	313,586

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition. There is no tax impact related to share-based compensation.

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended June 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	3,099,887	—	—	3,099,887	451,549
Value-added service	663,601	284,793	—	948,394	138,149
Mobile marketing	76,208	—	—	76,208	11,101
Mobile games	23,240	—	—	23,240	3,385
Other services	2,452	—	2,449	4,901	715

Total net revenues	3,865,388	284,793	2,449	4,152,630	604,899
Cost and expenses (iii):
Cost of revenues	(1,970,672)	(89,362)	(3,829)	(2,063,863)	(300,636)
Research and development	(181,866)	(69,792)	—	(251,658)	(36,658)
Sales and marketing	(356,578)	(212,628)	(1,403)	(570,609)	(83,119)
General and administrative	(142,384)	(344,434)	(13,842)	(500,660)	(72,929)

Total cost and expenses	(2,651,500)	(716,216)	(19,074)	(3,386,790)	(493,342)
Other operating income	140,535	—	21,366	161,901	23,584

Income (loss) from operations	1,354,423	(431,423)	4,741	927,741	135,141
Interest income	97,118	3,024	33	100,175	14,592
Interest expense	(19,315)	—	—	(19,315)	(2,814)

Income (loss) before income tax and share of income on equity method investments	1,432,226	(428,399)	4,774	1,008,601	146,919
Income tax (expenses) benefits	(289,101)	5,233	—	(283,868)	(41,350)

Income (loss) before share of income on equity method investments	1,143,125	(423,166)	4,774	724,733	105,569
Share of income on equity method investments	6,375	—	—	6,375	929

Net income (loss)	1,149,500	(423,166)	4,774	731,108	106,498

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended June 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	4,870	577	—	5,447	793
Research and development	27,587	16,936	—	44,523	6,486
Sales and marketing	47,381	3,912	—	51,293	7,472
General and administrative	54,235	324,479	2,560	381,274	55,539

Total cost and expenses	134,073	345,904	2,560	482,537	70,290

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended June 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,354,423	(431,423)	4,741	927,741	135,141
Share-based compensation	134,073	345,904	2,560	482,537	70,290
Amortization of intangible assets from business acquisitions	—	37,587	—	37,587	5,476

Non-GAAP operating income (loss)	1,488,496	(47,932)	7,301	1,447,865	210,907

Net income (loss)	1,149,500	(423,166)	4,774	731,108	106,498
Share-based compensation	134,073	345,904	2,560	482,537	70,290
Amortization of intangible assets from business acquisitions	—	37,587	—	37,587	5,476
Tax impacts	—	(9,397)	—	(9,397)	(1,369)

Non-GAAP net income (loss)	1,283,573	(49,072)	7,334	1,241,835	180,895

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended June 30, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[2]
Net revenues:
Live video service	2,620,924	—	—	2,620,924	396,083
Value-added service	321,614	30,969	—	352,583	53,284
Mobile marketing	141,984	—	—	141,984	21,457
Mobile games	34,782	—	—	34,782	5,256
Other services	453	—	1,805	2,258	341

Total net revenues	3,119,757	30,969	1,805	3,152,531	476,421

Cost and expenses (iv):
Cost of revenues	(1,541,843)	(18,731)	(159,766)	(1,720,340)	(259,984)
Research and development	(132,044)	(28,053)	—	(160,097)	(24,194)
Sales and marketing	(275,920)	(67,703)	(5,099)	(348,722)	(52,700)
General and administrative	(110,690)	(14,304)	(2,671)	(127,665)	(19,293)

Total cost and expenses	(2,060,497)	(128,791)	(167,536)	(2,356,824)	(356,171)
Other operating income	100,014	61	—	100,075	15,124

Income (loss) from operations	1,159,274	(97,761)	(165,731)	895,782	135,374
Interest income	52,466	64	17	52,547	7,941
Interest expense	(12,436)	—	—	(12,436)	(1,879)

Income (loss) before income tax and share of income on equity method investments	1,199,304	(97,697)	(165,714)	935,893	141,436
Income tax (expenses) benefits	(201,533)	2,928	—	(198,605)	(30,014)

Income (loss) before share of income on equity method investments	997,771	(94,769)	(165,714)	737,288	111,422
Share of income on equity method investments	10,789	—	—	10,789	1,631

Net income (loss)	1,008,560	(94,769)	(165,714)	748,077	113,053

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended June 30, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	5,300	1,946	—	7,246	1,095
Research and development	24,559	18,754	—	43,313	6,546
Sales and marketing	30,783	3,769	—	34,552	5,222
General and administrative	38,997	10,069	—	49,066	7,415

Total cost and expenses	99,639	34,538	—	134,177	20,278

[2]

All translations from RMB to U.S. dollars are made at a rate of RMB 6.6171 to US$1.00, the effective noon buying rate for June 29, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended June 30, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,159,274	(97,761)	(165,731)	895,782	135,374
Share-based compensation	99,639	34,538	—	134,177	20,278
Amortization of intangible assets from business acquisitions	—	11,715	—	11,715	1,770

Non-GAAP operating income (loss)	1,258,913	(51,508)	(165,731)	1,041,674	157,422

Net income (loss)	1,008,560	(94,769)	(165,714)	748,077	113,053
Share-based compensation	99,639	34,538	—	134,177	20,278
Amortization of intangible assets from business acquisitions	—	11,715	—	11,715	1,770
Tax impacts	—	(2,927)	—	(2,927)	(442)

Non-GAAP net income (loss)	1,108,199	(51,443)	(165,714)	891,042	134,659

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	5,789,300	—	—	5,789,300	843,307
Value-added service	1,272,103	580,140	—	1,852,243	269,810
Mobile marketing	156,937	—	—	156,937	22,860
Mobile games	62,248	—	—	62,248	9,067
Other services	4,009	—	10,812	14,821	2,159

Total net revenues	7,284,597	580,140	10,812	7,875,549	1,147,203

Cost and expenses (v):
Cost of revenues	(3,740,710)	(188,218)	(8,509)	(3,937,437)	(573,552)
Research and development	(366,139)	(134,950)	—	(501,089)	(72,992)
Sales and marketing	(719,536)	(468,549)	(6,372)	(1,194,457)	(173,992)
General and administrative	(256,648)	(824,399)	(22,209)	(1,103,256)	(160,707)

Total cost and expenses	(5,083,033)	(1,616,116)	(37,090)	(6,736,239)	(981,243)
Other operating income	151,489	—	21,366	172,855	25,179

Income (loss) from operations	2,353,053	(1,035,976)	(4,912)	1,312,165	191,139
Interest income	187,976	5,915	62	193,953	28,252
Interest expense	(38,304)	—	—	(38,304)	(5,580)
Impairment loss on long-term investments	(4,500)	—	—	(4,500)	(655)

Income (loss) before income tax and share of income on equity method investments	2,498,225	(1,030,061)	(4,850)	1,463,314	213,156
Income tax (expenses) benefits	(456,704)	9,185	—	(447,519)	(65,188)

Income (loss) before share of income on equity method investments	2,041,521	(1,020,876)	(4,850)	1,015,795	147,968
Share of income on equity method investments	1,871	—	—	1,871	273

Net income (loss)	2,043,392	(1,020,876)	(4,850)	1,017,666	148,241

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First half year
	ended June 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	8,476	1,157	—	9,633	1,403
Research and development	49,300	34,953	—	84,253	12,273
Sales and marketing	82,855	7,890	—	90,745	13,218
General and administrative	93,726	792,163	5,091	890,980	129,786

Total cost and expenses	234,357	836,163	5,091	1,075,611	156,680

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	2,353,053	(1,035,976)	(4,912)	1,312,165	191,139
Share-based compensation	234,357	836,163	5,091	1,075,611	156,680
Amortization of intangible assets from business acquisitions	—	74,750	—	74,750	10,889

Non-GAAP operating income (loss)	2,587,410	(125,063)	179	2,462,526	358,708

Net income (loss)	2,043,392	(1,020,876)	(4,850)	1,017,666	148,241
Share-based compensation	234,357	836,163	5,091	1,075,611	156,680
Amortization of intangible assets from business acquisitions	—	74,750	—	74,750	10,889
Tax impacts	—	(18,688)	—	(18,688)	(2,723)

Non-GAAP net income (loss)	2,277,749	(128,651)	241	2,149,339	313,087

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	4,981,038	—	—	4,981,038	752,752
Value-added service	556,618	30,969	—	587,587	88,798
Mobile marketing	260,842	—	—	260,842	39,419
Mobile games	77,010	—	—	77,010	11,638
Other services	2,506	—	7,924	10,430	1,576

Total net revenues	5,878,014	30,969	7,924	5,916,907	894,183
Cost and expenses (vi):
Cost of revenues	(2,869,214)	(18,731)	(164,035)	(3,051,980)	(461,226)
Research and development	(243,430)	(28,053)	—	(271,483)	(41,027)
Sales and marketing	(554,710)	(67,703)	(8,017)	(630,430)	(95,273)
General and administrative	(217,714)	(14,304)	(5,116)	(237,134)	(35,837)

Total cost and expenses	(3,885,068)	(128,791)	(177,168)	(4,191,027)	(633,363)
Other operating income	106,918	61	—	106,979	16,167

Income (loss) from operations	2,099,864	(97,761)	(169,244)	1,832,859	276,987
Interest income	100,361	64	27	100,452	15,181
Interest expense	(12,436)	—	—	(12,436)	(1,879)

Income (loss) before income tax and share of income on equity method investments	2,187,789	(97,697)	(169,217)	1,920,875	290,289
Income tax (expenses) benefits	(372,462)	2,928	—	(369,534)	(55,845)

Income (loss) before share of income on equity method investments	1,815,327	(94,769)	(169,217)	1,551,341	234,444
Share of income on equity method investments	18,915	—	—	18,915	2,859

Net income (loss)	1,834,242	(94,769)	(169,217)	1,570,256	237,303

(vi)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First half year
	ended June 30, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	8,337	1,946	—	10,283	1,554
Research and development	40,918	18,754	—	59,672	9,018
Sales and marketing	51,691	3,769	—	55,460	8,381
General and administrative	77,357	10,069	—	87,426	13,212

Total cost and expenses	178,303	34,538	—	212,841	32,165

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	2,099,864	(97,761)	(169,244)	1,832,859	276,987
Share-based compensation	178,303	34,538	—	212,841	32,165
Amortization of intangible assets from business acquisitions	—	11,715	—	11,715	1,770

Non-GAAP operating income (loss)	2,278,167	(51,508)	(169,244)	2,057,415	310,922

Net income (loss)	1,834,242	(94,769)	(169,217)	1,570,256	237,303
Share-based compensation	178,303	34,538	—	212,841	32,165
Amortization of intangible assets from business acquisitions	—	11,715	—	11,715	1,770
Tax impacts	—	(2,927)	—	(2,927)	(442)

Non-GAAP net income (loss)	2,012,545	(51,443)	(169,217)	1,791,885	270,796